Filed by ATII Holdings Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Companies: Archimedes Tech SPAC Partners II Co.

Commission File No. 001-42514

Forge Nano, Inc.

Commission File No. 333-295563

Date: June 23, 2026

On June 23, 2026, Archimedes Tech SPAC Partners II Co. published the following press release:

Archimedes Tech SPAC Partners II Co. Announces Filing of Amendment to Registration Statement on Form S-4 with the SEC

CLAYMONT, Del., June 23, 2026— Archimedes Tech SPAC Partners II Co. (Nasdaq: ATII), a publicly traded special purpose acquisition company (“ATII” or “Archimedes II”), today announced the filing with the U.S. Securities and Exchange Commission (the “SEC”), on June 22, 2026, of an amendment to the registration statement on Form S-4 (File No.: 333-295563) (as may be amended from time to time, the “Registration Statement”) previously filed in connection with the previously announced proposed business combination with Forge Nano, Inc. (“Forge Nano”). The Registration Statement includes a preliminary proxy statement/prospectus and has not yet been declared effective. The Registration Statement was filed by ATII Holdings Inc. (CIK 0002101833), ATII’s wholly-owned subsidiary (“Pubco”), and Forge Nano (CIK 0001719324) and is available free of charge at the SEC’s web site at www.sec.gov.

ABOUT FORGE NANO

Forge Nano is a leading U.S. based semiconductor equipment and advanced materials company pioneering Atomic Layer Deposition (“ALD”) technology for AI-era chip manufacturing and defense battery applications via its platform technology, Atomic Armor™. Atomic Armor™ is a scalable, adaptable nano-scale coating system that strengthens America’s most critical systems - at the atomic level. The superior surface coatings produced by Forge Nano’s Atomic Armor™ process allows partners to unlock peak performance. Learn more at https://www.forgenano.com.

ABOUT ARCHIMEDES II

Archimedes II is a Cayman Islands exempted company led by Chairman Eric R. Ball and CEO Long Long and is comprised of technology investors, corporate finance veterans, engineers and SPAC specialists. ATII was formed as a special purpose acquisition company, or SPAC, for the purpose of effecting a merger with one or more businesses in the technology industry. Archimedes II completed its $230 million IPO in February 2025, and its units, ordinary shares and warrants currently trade on the NASDAQ under the ticker symbols “ATIIU,” “ATII” and “ATIIW,” respectively. The team’s prior SPAC, Archimedes Tech SPAC Partners Co., successfully closed its merger with SoundHound AI, Inc. in April 2022. Learn more at https://www.archimedesspac2.com.

IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the proposed business combination, Pubco and Forge Nano have filed documents with the SEC, including the Registration Statement, which includes a proxy statement/prospectus of ATII, relating to the proposed business combination. The Registration Statement will be mailed to ATII’s shareholders in connection with the proposed business combination. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Any vote in respect of resolutions to be proposed at ATII’s extraordinary general meeting to approve the proposed business combination or other responses in relation to the proposed transaction should be made only on the basis of the information contained in the Registration Statement. Investors and security holders may obtain free copies of these documents (as they become available) and other related documents filed with the SEC at the SEC’s website at www.sec.gov or by directing a request to: Archimedes Tech SPAC Partners II Co., 2093 Philadelphia Pike #1968, Claymont, DE 19703.

PARTICIPANTS IN THE SOLICITATION

Each of ATII, Pubco, Forge Nano and their respective directors, executive officers and other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from shareholders of ATII in favor of the proposed business combination. Information about ATII’s directors and officers is set forth in ATII’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 4, 2026 and ATII’s other filings with the SEC. Additional information concerning the interests of ATII’s participants in the solicitation, which may, in some cases, be different than those of ATII’s shareholders generally, are set forth in the Registration Statement relating to the proposed business combination. These documents are available free of charge at the SEC’s web site at www.sec.gov.

NO OFFER OR SOLICITATION

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

FORWARD LOOKING STATEMENTS

This communication includes forward-looking information about, among other topics, the proposed business combination. All statements, other than statements of present or historical fact included in this communication regarding the proposed business combination, ATII’s, Pubco’s and Forge Nano’s ability to consummate the proposed business combination, the benefits of the proposed business combination and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on the current expectations and assumptions of ATII’s, Pubco’s and Forge Nano’s management about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, ATII, Pubco and Forge Nano disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication.

ATII, Pubco and Forge Nano caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ATII, Pubco or Forge Nano. Risks and uncertainties include, among other things: (i) risks related to the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) risks related to the outcome of any legal proceedings that may be instituted against ATII, Pubco or Forge Nano following announcement of the transactions; (iii) risks related to the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of ATII, Pubco and Forge Nano, or other conditions to closing in the definitive agreement for the business combination; (iv) the risk that the proposed business combination disrupts ATII’s, Pubco’s or Forge Nano’s current plans and operations as a result of the announcement of the transactions; (v) risks related to Forge Nano’s ability to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of Forge Nano to grow and manage growth profitably following the proposed business combination; (vi) risks related to costs related to the proposed business combination; (vii) risks related to changes in applicable laws or regulations; (viii) risks related to Forge Nano’s ability to successfully develop and deploy new technologies to address the needs of its customers; (ix) risks related to the effects of competition on Forge Nano’s business, financial condition and results of operations; (x) risks related to the availability and cost of the raw materials necessary for the production of Forge Nano’s products; (xi) risks related to Forge Nano’s ability to meet the specifications and requirements of its customers or adequately provide them with effective support and services; (xii) risks related to delays in the construction and operation of production facilities; (xiii) risks related to intellectual property infringement, data protection, and other losses; (xiv) risks related to the amount of redemption requests made by ATII’s public shareholders; (xv) risks related to Forge Nano’s ability to operate effectively as a public company, including its ability to implement controls and procedures required for public companies following the business combination; (xvi) risks related to changes in domestic and foreign business, market, financial, political and legal conditions; (xvii) risks related to the possibility that ATII, Pubco or Forge Nano may be adversely affected by other economic, business, and/or competitive factors; and (xviii) other risks discussed in ATII’s Annual Report on Form 10-K and that are presented in the Registration Statement. There may be additional risks that ATII, Pubco or Forge Nano presently do not know or that ATII, Pubco or Forge Nano currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed or implied in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in ATII’s periodic filings with the SEC, including ATII’s Annual Report on Form 10-K, and the Registration Statement. These SEC filings are available free of charge on the SEC’s website at www.sec.gov.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of ATII, Pubco and Forge Nano described in the “Risk Factors” and “Forward-Looking Statements” sections of the Registration Statement and other documents filed or to be filed by any of them from time to time with the SEC, all of which are available at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ATII, Pubco and Forge Nano assume no obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. None of ATII, Pubco or Forge Nano gives any assurance that it will achieve its expectations.

Contact Information

Long Long

Chief Executive Officer

Archimedes Tech SPAC Partners II Co.

(725) 312-2430

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